UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934

Immunovant, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
45258J 102

(CUSIP Number)

7th Floor
50 Broadway
London SW1H 0DB
United Kingdom
+44 207 400 3347

With copies to:

Derek J. Dostal
Stephen A. Byeff
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017
(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J 102

1	NAMES OF REPORTING PERSONS
Roivant Sciences Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
79,815,331 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
79,815,331 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,815,331 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes the 10,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Immunovant, Inc. (the “Issuer”) issuable upon conversion of the Series A Preferred Stock issued to Roivant Sciences Ltd. as described in the Original Schedule 13D (as defined below) (the “Preferred Shares”).

(2)
All share percentage calculations in this Amendment No. 7 to the Original Schedule 13D are based on (i) 131,452,024 shares of Common Stock issued and outstanding as of September 25, 2023 based on information provided by the Issuer, after giving effect to the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Preferred Stock, plus (ii) 12,949,184 shares of Common Stock of the Issuer issued in the Transactions (as defined below).

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 7 (“Amendment No. 7”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2019, as amended by Amendment No. 1 filed with the SEC on April 17, 2020, as further amended by Amendment No. 2 filed with the SEC on May 15, 2020, as further amended by Amendment No. 3 filed with the SEC on September 4, 2020, as further amended by Amendment No. 4 filed with the SEC on September 17, 2020, as further amended by Amendment No. 5 filed with the SEC on March 8, 2021, as further amended by Amendment No. 6 filed with the SEC on August 2, 2021 (as so amended, the “Original Schedule 13D”) relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Immunovant, Inc. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 7 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended solely to restate the list of Covered Persons in Item 2(a) of the Original Schedule 13 D with those listed on Schedule A hereto, which schedule is incorporated into this Item 2 by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end thereof:

Roivant acquired an additional 1,526,316 shares of Common Stock in an underwritten public offering pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-251865) that closed on October 2, 2023 (the “Offering”). Additionally, on September 26, 2023, Roivant and the Issuer entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which Roivant purchased, in a private placement (the “Private Placement” and, together with the Offering, the “Transactions”) exempt from the registration requirements of the Securities Act of 1933, as amended, 4,473,684 shares of Common Stock. The price per share of Common Stock in the Offering and the Private Placement was $38.00. The consummation of the Private Placement was contingent on the closing of the Offering and the satisfaction of certain other customary conditions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following to the end thereof:

Roivant purchased an aggregate of 6,000,000 shares of Common Stock in the Transactions to maintain a majority ownership interest in the Issuer following the Offering. As the Issuer’s largest shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) Reporting Person (Roivant)

Roivant directly beneficially owns 79,815,331 shares, or 55.3%, of the Common Stock (after giving effect to (i) the 10,000 shares of Preferred Stock and (ii) the Transactions), and has sole voting and dispositive power over such Common Stock (including the Preferred Stock). Roivant disclaims beneficial ownership in all Common Stock (including the Preferred Stock) reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b) See rows 7-10 of the cover page to this Amendment No. 7 for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock (including the Preferred Stock). Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.

(c) Except as disclosed in this Amendment No. 7, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in this Amendment No. 7, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from any sale of the shares to which this Amendment No. 7 relates.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to include the following:

Exhibit 7.07          Form of Lock-up Agreement (included as Exhibit A to the Underwriting Agreement, dated as of September 27, 2023, among the Issuer and Leerink Partners LLC, Piper Sandler & Co., Guggenheim Securities, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein), incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Immunovant, Inc. with the Securities and Exchange Commission on September 28, 2023.

Exhibit 7.08          Share Purchase Agreement, dated as of September 26, 2023, by and between Immunovant, Inc. and Roivant Sciences Ltd., incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Immunovant, Inc. with the Securities and Exchange Commission on September 28, 2023.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2023	Roivant Sciences Ltd.

	By:	/s/ Matt Maisak
	Name:	Matt Maisak
	Title:	Authorized Signatory

Schedule A

Covered Persons

Roivant has a board of directors (such members of the board of directors collectively, the “Covered Persons”). The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Matthew Gline	c/o Roivant Sciences Ltd., 7th Floor, 50 Broadway, London SW1H 0DB United Kingdom	Director, Roivant Sciences Ltd.; Chief Executive Officer, Roivant Sciences, Inc.	United States
Keith Manchester	888 Seventh Avenue, 43rd Floor, New York, NY 10106	Partner and the Head of Life Sciences, QVT Financial LP	United States
Melissa Epperly	1359 Broadway, Suite 801 New York, NY 10018	Chief Financial Officer, Zentalis Pharmaceuticals, Inc.	United States
Daniel Gold	888 Seventh Avenue, 43rd Floor, New York, NY 10106	Chief Executive Officer and managing partner of QVT Financial LP	United States
Meghan FitzGerald	c/o Roivant Sciences Ltd., 7th Floor, 50 Broadway, London SW1H 0DB United Kingdom	Director, Tenet Healthcare; Founder, K2HealthVentures; Adjunct Professor of Health Policy at Columbia University	United States
James C. Momtazee	2884 Sand Hill Rd #100, Menlo Park, CA 94025	Managing Partner, Patient Square Capital	United States
Ilan Oren	1 Dexcel Street, Or Akiva, 3060000, Israel	Co-Chief Executive Officer, Dexcel Pharma Technologies Ltd.	Israel